------                                                                          ---------------------------
FORM 5                                                                                  OMB APPROVAL
------                                                                          ---------------------------
                                                                                OMB Number:       3235-0362
                                                                                Expires: September 30, 1998
                                                                                Estimated average burden
                                                                                hours per response...... 1.0
                                                                                ----------------------------


/ / Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/X/ Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/X/ Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

------------------------------------------------------------------------------------------------------------------------------------
 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
Johnston          Judy            Morton        Pan International Gaming, Inc. (Formerly        Issuer (Check all applicable)
Johnston          Clifford           M          Pan Environmental Corp) "PANE"                   X  Director       X 10% Owner
-------------------------------------------    ----------------------------------------------   ----              ---
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for       X  Officer (give    Other (specify
 1911  3rd Ave NW                                 Number of Reporting        Month/Year         ----        title ---       below)
-------------------------------------------       Person (Voluntary)              1998                      below)
                 (Street)                                                 -------------------
 Shoreline,         WA            98177              N/A                  5. If Amendment,          -------------------------------
-------------------------------------------                                  Date of Original
  (City)           (State)           (Zip)                                   (Month/Year)    7. Individual or Joint/Group Filing
                                                                               N/A              (Check applicable line)
                                                                          ------------------          Form Filed by one
                                                                                                ----  Reporting Person
                                                                                                  X   Form Filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

------------------------------------------------------------------------------------------------------------------------------------
Common Stock                      12/1/1995                   No Activity                   22,000              I              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                      1/15/1998     J(A)     76,666    D            0            3,334              I              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                   various 1998     J(B)     24,1999   D         $11,250.00      6,319              I              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                      1/15/1998      *       50,000    D            0              0                D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                      1/15/1998      *       30,000    A&D          0              0                D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                      6/23/1998     J(C)     69,000            $0.50/$34,500    61,000              I              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                      1/19/1998     J(D)    100,000    D            0              0                I              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/1/1998      J**     100,000    A         $100,000      100,000              D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                      5/22/1998     JL      625,000    A&D          0          545,000              I              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/1/1998      J***    146,000    A         $146,000      146,000              I              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                     10/1/1998      G,J****  68,000    A&D         68,000       63,000              I              (1)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                      9/2/1998      P         7,000    A           $7,316        7,000              I              (1)
------------------------------------------------------------------------------------------------------------------------------------

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*    80,000 Shares were resissued to Robert Bickel and Ronald Williams for settling out judgments against PAN in the amounts of
     $122,709 and $121,809 respectively.

**   S-8 Registered Offering in lien of wages

***  S-8 Registered Offering in lien of consulting fees

**** S-8 Registered Offering in lien of wife's wages and accounting fees.

*If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

                                                                               (Print or Type Responses)                      (8/96)

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

------------------------------------------------------------------------------------------------------------------------------------
1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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-------------------------------------------------------------------------------------------------------
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Explanation of Responses: (1) Mr. Johnston is a managing member and 50% owner of Jekis, LLC dba
Bristol Media Ltd. and Valhalla Financial Group LLC. Mr. & Mrs. Johnston are managing members and sole officers of 4 Point Lake, LLC, Quality Tax Service, Inc. and J & J Family Business Trust, all of which are owned 100% by Mr. & Mrs. Johnston.
                                                                                               /s/ Clifford M. Johnston      4/28/99
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.      /s/ [Signature Illegible]     4/28/99
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note: File three copies of this form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are required to                  Page 2
respond unless the form displays a currently valid OMB number.                                                       SEC 2270 (9-97)




                                     3(J)(A)
                        VALHALLA FINANCIAL GROUP, L.L.C.

                         ANALYSIS OF CERTIFICATE # 2664
                          FOR 80,000 SHARES DISPOSED OF


                                                             Price
                                                             Per         Total
Date           Description                      Shares       Share       Price
----           -----------                      ------       -----       -----
01/15/98       Stan Keeter - Gift               25,000       -0-           -0-
01/15/98       Stan Keeter - Gift               15,000       -0-           -0-
01/15/98       Casey Jones Corp. - Gift          4,650       -0-           -0-
01/15/98       Donald W. Jones - Gift            3,683       -0-           -0-
01/15/98       Steve McCowan - Gift              8,000       -0-           -0-
01/15/98       Tom Fitzhugh - Gift               5,333       -0-           -0-
01/15/98       Kamiko Anderson - Gift           12,500       -0-           -0-
01/15/98       Tom Beardsley - Gift              2,500       -0-           -0-
                                                ------                   -----
                                Subtotal        76,666                     -0-

Stock retained 12/31/98                          3,334
                                                ------

                                Total           80,000

                                     3(J)(B)
                        VALHALLA FINANCIAL GROUP, L.L.C.
                          ANALYSIS OF CERTIFICATE #2669
                          FOR 31,318 SHARES DISPOSED OF


                                                             Price
                                                             Per         Total
Date           Description                      Shares       Share       Price
----           -----------                      ------       -----       -----

02/05/98       Jones Law Group   ) Given on      6,000       $.50        $ 3,000.00
               Stephen Tollefsen ) behalf of     4,000        .50          2,000.00
               Catherine E. Dixon) PAN          12,500        .50          6,250.00
02/25/98       Edward R. Jones - Gift              499        -0-             -0-
07/03/98       Edward R. Jones - Gift            2,000        -0-             -0-
                                                ------                   ----------

                                Subtotal        24,999                   $11,250.00

Shares retained 12/31/98                         6,319
                                                ------

                                Total           31,318

                                     3(J)(C)
                      TCKTS, L.L.C. DBA BRISTOL MEDIA, LTD.
                          ANALYSIS OF CERTIFICATE #2674
                         FOR 130,000 SHARES DISPOSED OF

                                                           Price
                                                           Per          Total
Date       Description                         Shares      Share        Price
----       -----------                         ------      -----        -----
06/23/98   Bonnie Myers - Private Sale         40,000      $.50       $20,000.00
           Lois L. Gardiner - Private Sale      4,000       .50         2,000.00
           John Hatfield - Private Sale         4,000       .50         2,000.00
                                               ------                 ----------
                                    Subtotal   69,000                 $34,500.00

Shares retained 12/31/98                       61,000

                                    Total     130,000

                                     3(J)(D)
                      TCKTS, L.L.C. DBA BRISTOL MEDIA, LTD.
                          ANALYSIS OF CERTIFICATE #2671
                         FOR 100,000 SHARES DISPOSED OF

                                                        Price
                                                        Per          Total
Date       Description                      Shares      Share        Price
----       -----------                      ------      -----        -----
01/19/98   Gene Ekblad - Finders Fee        50,000       -0-          -0-
           Gene Ekblad - Finders Fee         1,000       -0-          -0-
           Casey Jones Corp. - Bonus         9,300       -0-          -0-
           Donald W. Jones - Bonus           7,366       -0-          -0-
           Tom Fitzhugh - Finders Fee       26,666       -0-          -0-
           Ed Jones - Gift                   5,668       -0-          -0-
                                           -------                    ---
                                  Total    100,000                    -0-

                                     3(J)(E)
                      TCKTS, L.L.C. DBA BRISTOL MEDIA, LTD.
                          ANALYSIS OF CERTIFICATE #2753
                         FOR 625,000 SHARES DISPOSED OF

                                                               Price
                                                               Per          Total
Date        Description                           Shares       Share        Price
----        -----------                           ------       -----        -----
05/22/98    Randy Fitzhugh - Consulting
            service incident to acquisition
            of Whitfield                            80,000      -0-          -0-
                                                  --------                   ---

                                    Subtotal        80,000                   -0-

Stock retained as of 12/31/98                      545,000
                                                  --------

                                    Subtotal       625,000


Stock Issued Directly

Whitfield Group, Ltd.  ) Consulting services        10,000
J. Paul Christensen    ) incident to acquisition    10,000
Kistler Mortgage Corp. ) of Whitfield              155,000
                                                  --------

                                    Subtotal       175,000
                                                   -------

                                    Total          800,000